ArcelorMittal reports third quarter 2019 and nine months 2019 results

Luxembourg, November 7, 2019 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three-month and nine-month periods ended September 30, 2019.

Highlights:

•	Health and safety: LTIF rate[2] of 1.36x in 3Q 2019 as compared to 1.26x in 2Q 2019; 1.24x in 9M 2019
•	Operating income of $0.3bn in 3Q 2019 as compared to an operating loss of $0.2bn in 2Q 2019
•	EBITDA of $1.1bn in 3Q 2019, 31.6% lower as compared to $1.6bn in 2Q 2019, primarily reflecting the impact of seasonally lower steel shipments and negative price-cost effect on the steel business, and the impact of lower marketable iron ore shipments (-14.7%) and lower iron ore quality premia[11] on the mining segment results
•	Net loss of $0.5bn in 3Q 2019 as compared to net loss of $0.4bn in 2Q 2019
•	Steel shipments of 20.2Mt in 3Q 2019, 7.3% below 2Q 2019 on a comparable basis (i.e excluding scope effect of remedy assets) largely reflecting seasonality
•	3Q 2019 iron ore shipments of 14.6Mt (+2.7% YoY), of which 8.4Mt shipped at market prices (-1.5% YoY)
•	Gross debt of $14.3bn as of September 30, 2019, as compared to $13.8bn as of June 30, 2019. Net debt increased by $0.5bn during the quarter to $10.7bn as of September 30, 2019, primarily driven by negative free cash flow due in part to a seasonal working capital investment ($0.2bn)

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	3Q 19	2Q 19	3Q 18	9M 19	9M 18
Sales	16,634	19,279	18,522	55,101	57,706
Operating income/(loss)	297	(158)	1,567	908	5,497
Net (loss)/income attributable to equity holders of the parent	(539)	(447)	899	(572)	3,956
Basic (loss)/earnings per common share (US$)	(0.53)	(0.44)	0.89	(0.56)	3.89

Operating income/(loss) / tonne (US$/t)	15	(7)	76	14	86
EBITDA	1,063	1,555	2,729	4,270	8,314
EBITDA/ tonne (US$/t)	53	68	133	66	131
Steel-only EBITDA/ tonne (US$/t)	34	43	119	45	116

Crude steel production (Mt)	22.2	23.8	23.3	70.1	69.8
Steel shipments (Mt)	20.2	22.8	20.5	64.8	63.6
Own iron ore production (Mt)	13.6	14.6	14.5	42.3	43.5
Iron ore shipped at market price (Mt)	8.4	9.9	8.5	27.5	27.7

Commenting, Mr. Lakshmi N. Mittal, ArcelorMittal Chairman and CEO, said:

"As anticipated, we continued to face tough market conditions in the third quarter, characterized by low steel prices coupled with high raw material costs. In these markets, we remain focused on our own initiatives to improve performance and our priority is to reduce costs, adapt production and focus on ensuring the business remains cash flow positive. We continue to expect a substantial working capital release in the fourth quarter which should enable us to further reduce net debt year on year.”

Sustainable development and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance2 (inclusive of ArcelorMittal Italia (previously known as Ilva)), based on own personnel figures and contractors lost time injury frequency (LTIF) rate was 1.36x in third quarter of 2019 ("3Q 2019") as compared to 1.26x in the second quarter of 2019 (“2Q 2019”). Health and safety performance (inclusive of ArcelorMittal Italia) in the first nine months of 2019 (“9M 2019”) was 1.24x.

Excluding the impact of ArcelorMittal Italia, the LTIF was 0.82x for 3Q 2019 as compared to 0.68x for 2Q 2019 and 0.62x for the third quarter of 2018 (“3Q 2018”). Health and safety performance (excluding the impact of ArcelorMittal Italia) for 9M 2019 was 0.71x as compared to 0.66x for first nine months of 2018 (9M 2018).

The Company’s efforts to improve its Health and Safety record remain focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	3Q 19	2Q 19	3Q 18	9M 19	9M 18
Mining	1.53	0.64	0.63	0.86	0.59
NAFTA	0.54	0.46	0.56	0.53	0.56
Brazil	0.21	0.43	0.39	0.37	0.39
Europe	1.18	1.00	0.76	0.98	0.88
ACIS	0.59	0.58	0.61	0.65	0.63
Total Steel	0.71	0.69	0.62	0.70	0.68
Total (Steel and Mining)	0.82	0.68	0.62	0.71	0.66
ArcelorMittal Italia	13.45	13.73	-	12.61	-
Total (Steel and Mining) including ArcelorMittal Italia	1.36	1.26	-	1.24	-

Key sustainable development highlights for 3Q 2019:

•	ArcelorMittal won the Steelie Award for Sustainability from the World Steel Association for the third consecutive year for the Company’s Climate Action report, a first for the steel industry.
•	ArcelorMittal was ranked first in the world in five categories relating to steel companies’ readiness for a low carbon transition in the CDP report on the steel sector, ‘Melting Point’.
•	ArcelorMittal reached two milestones in its low-emissions technology strategy, signing a Framework Collaboration Agreement with technology provider Midrex Technologies for the design of a demonstration plant at its Hamburg site to produce steel with hydrogen; and a memorandum of understanding with international energy firm Equinor to develop value chains in carbon capture and storage as part of the Northern Lights project which, together with partners Shell and Total, includes transport, reception and permanent storage of CO2 in a reservoir in the northern part of the North Sea.
•	ArcelorMittal Ghent completed the installation of more than 27,000 rooftop solar panels, resulting in the largest solar roof in Belgium, with a capacity of 10.7kWp. Alongside the 10 wind turbines onsite and the two further turbines planned, the Ghent site will soon have 50MW installed renewable energy capacity on site.

Analysis of results for the nine months ended September 30, 2019 versus results for the nine months ended September 30, 2018

Total steel shipments for 9M 2019 were 64.8 million metric tonnes representing an increase of 1.8% as compared to 63.6 million metric tonnes in 9M 2018, primarily due to higher steel shipments in Europe (+6.9%) due to the impact of the consolidation of ArcelorMittal Italia as from November 1, 2018, offset in part by the scope effect of the remedy asset sales related to the ArcelorMittal Italia acquisition and in Brazil (+0.8%) due primarily to the acquisition of Votorantim (consolidated as from April 2018), offset in part by lower shipments in ACIS (-5.6%) and NAFTA (-5.8%). Excluding the impact of ArcelorMittal Italia, Votorantim, and remedy assets sales steel shipments in 9M 2019 were 1.8% lower as compared to 9M 2018.

Sales for 9M 2019 decreased by 4.5% to $55.1 billion as compared with $57.7 billion for 9M 2018, primarily due to lower average steel selling prices reflecting continued supply chain destocking (-7.6%) offset in part by higher steel shipments (+1.8%).

Depreciation of $2.3 billion for 9M 2019 was higher as compared with $2.1 billion in 9M 2018. Depreciation charges for 2019 include the depreciation of right-of-use assets recognized in property, plant and equipment under IFRS 16 "Leases"4, which were previously recorded as lease expenses in cost of sales and selling, general and administrative expenses. FY 2019 depreciation is expected to be approximately $3.1 billion (based on current exchange rates).

Impairment charges for 9M 2019 were $1.1 billion3 related to the remedy asset sales for the ArcelorMittal Italia acquisition ($0.5 billion) and impairment of the fixed assets of ArcelorMittal USA ($0.6 billion). Impairment charges for 9M 2018 were $595 million primarily related to the remedy asset sales for the ArcelorMittal Italia acquisition and $86 million related to the agreed remedy package in connection with the Votorantim acquisition5.

Exceptional items for 9M 2019 were nil. Exceptional charges for 9M 2018 were $146 million related to a provision taken in 1Q 2018 in respect of a litigation case that was settled in 3Q 20186.

Operating income for 9M 2019 was lower at $908 million as compared to $5.5 billion in 9M 2018 primarily impacted by weaker operating conditions (negative price-cost effect in steel segments) reflecting both the impact of the decline in steel prices since 4Q 2018 and higher raw material costs (reflecting in particular supply-side developments in Brazil) and impairments as discussed above, offset in part by improved mining segment performance (driven by higher seaborne iron ore reference prices +37.9%). The raw material pricing environment increased during 9M 2019 and remains dislocated from steel fundamentals, compressing steel spreads to unsustainably low levels.

Income from associates, joint ventures and other investments for 9M 2019 was lower at $327 million as compared to $425 million for 9M 2018 driven by lower profitability of investees, whilst 9M 2018 was negatively impacted by $132 million in impairment of ArcelorMittal’s investment in Macsteel (South Africa) following the announced sale of its 50% stake in May 2018. Income from investments in associates, joint ventures and other investments in 9M 2019 and 9M 2018 include the annual dividend income from Erdemir of $93 million and $87 million, respectively.

Net interest expense was lower at $467 million for 9M 2019, as compared to $475 million in 9M 2018. The Company expects full year 2019 net interest expense to be approximately $0.6 billion.

Foreign exchange and other net financing losses were $928 million for 9M 2019 as compared to losses of $1.0 billion for 9M 2018. Foreign exchange losses for 9M 2019 were $126 million as compared to $227 million in 9M 2018. 9M 2019 includes non-

cash mark-to-market losses related to the mandatory convertible bond call option following the market price decrease of the underlying shares totalling $0.3 billion as compared to a loss of $0.1 billion in 9M 2018. 9M 2018 included $0.1 billion premium expense on the early redemption of bonds.

ArcelorMittal recorded an income tax expense of $334 million for 9M 2019 as compared to $362 million for 9M 2018. The tax expense of $362 million in 9M 2018 included recognition of a deferred tax asset primarily due to the expectation of higher future profits mainly in Luxembourg.

ArcelorMittal’s net loss for 9M 2019 was $0.6 billion (or $0.56 basic loss per common share), as compared to a net income in 9M 2018 of $4.0 billion (or $3.89 basic earnings per common share).

Analysis of results for 3Q 2019 versus 2Q 2019 and 3Q 2018

Total steel shipments in 3Q 2019 were 11.4% lower at 20.2Mt as compared with 22.8Mt for 2Q 2019. Excluding the impact of the remedy assets sales, steel shipments were 7.3% lower as compared to 2Q 2019, primarily due to lower steel shipments in Europe (-10.4%, due largely to seasonality and weaker demand), ACIS (-14.6%, across Ukraine, Kazakhstan and South Africa) and NAFTA (-5.6%) offset in part by a slight improvement in Brazil (+0.9%).

Total steel shipments in 3Q 2019 were 1.7% lower as compared with 20.5Mt for 3Q 2018. Excluding the impact of the ArcelorMittal Italia acquisition net of the remedy asset sales, steel shipments were 1.6% lower as compared to 3Q 2018.

Sales in 3Q 2019 were $16.6 billion as compared to $19.3 billion for 2Q 2019 and $18.5 billion for 3Q 2018. Sales in 3Q 2019 were 13.7% lower as compared to 2Q 2019 primarily due to lower steel shipments (-11.4%), lower average steel selling prices (-3.1%), lower market-priced iron ore shipments (-14.7%) and lower realized iron ore pricing reflecting reduced premia for high grade product including pellet11. Sales in 3Q 2019 were 10.2% lower as compared to 3Q 2018 primarily due to lower average steel selling prices (-11.1%), lower steel shipments (-1.7%) and lower market-priced iron ore shipments (-1.5%) offset in part by higher seaborne iron ore reference prices (+52.6%).

Depreciation for 3Q 2019 was stable at $766 million as compared 2Q 2019. Depreciation for 3Q 2019 was higher than $653 million in 3Q 2018 primarily due to the impact of IFRS 16.

Impairment charges for 3Q 2019 were nil. Impairment charges for 2Q 2019 were $947 million related to the remedy asset sales for the ArcelorMittal Italia acquisition ($347 million) and impairment of the fixed assets of ArcelorMittal USA ($600 million)3. Impairment charges for 3Q 2018 were $509 million primarily related to remedy asset sales for the ArcelorMittal Italia acquisition.

Operating income for 3Q 2019 was $297 million as compared to an operating loss for 2Q 2019 of $158 million and an operating income of $1.6 billion in 3Q 2018. Operating income for 3Q 2019 was impacted by lower shipment volumes and negative price-cost effect in the steel segments and lower market price iron ore shipments and lower iron ore premia in the mining segment. Operating loss in 2Q 2019 was primarily driven by impairments as discussed above, as well as weaker operating conditions (negative price-cost effect in the steel segments). Operating result for 3Q 2018 was impacted by impairment charges as discussed above.

Due to the lower profitability of investees, income from associates, joint ventures and other investments for 3Q 2019 was $25 million as compared to $94 million for 2Q 2019 and $183 million for 3Q 2018.

Net interest expense in 3Q 2019 was $152 million as compared to $154 million in 2Q 2019 and $152 million in 3Q 2018.

Foreign exchange and other net financing losses in 3Q 2019 were $524 million as compared to $173 million for 2Q 2019 and $475 million in 3Q 2018. Foreign exchange loss for 3Q 2019 was $112 million as compared to foreign exchange gains of $34 million and $9 million, in 2Q 2019 and 3Q 2018, respectively. 3Q 2019 includes non-cash mark-to-market losses of $243 million related to the mandatory convertible bonds call option following the market price decrease of the underlying shares; such losses amounted to $55 million in 2Q 2019 and $114 million in 3Q 2018. 3Q 2018 also include premium expenses on the early redemption of bonds of $0.1 billion.

ArcelorMittal recorded an income tax expense of $185 million in 3Q 2019 as compared to an income tax expense of $14 million for 2Q 2019 and $178 million for 3Q 2018. The difference is primarily driven by 2Q 2019 recognition of deferred tax asset in Luxembourg due to the expectation of higher future profits.

ArcelorMittal recorded a net loss for 3Q 2019 of $0.5 billion (or $0.53 basic loss per common share), as compared to net loss for 2Q 2019 of $0.4 billion, (or $0.44 basic loss per common share), and a net income for 3Q 2018 of $0.9 billion, (or $0.89 basic earnings per common share).

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	3Q 19	2Q 19	3Q 18	9M 19	9M 18
Sales	4,395	5,055	5,367	14,535	15,475
Operating (loss) / income	(24)	(539)	612	(347)	1,580
Depreciation	(147)	(137)	(132)	(418)	(395)
Impairment	—	(600)	—	(600)	—
EBITDA	123	198	744	671	1,975
Crude steel production (kt)	5,658	5,590	5,723	16,636	17,533
Steel shipments (kt)	5,135	5,438	5,512	15,892	16,874
Average steel selling price (US$/t)	792	836	896	835	843

NAFTA segment crude steel production increased by 1.2% to 5.7Mt in 3Q 2019 as compared to 5.6Mt in 2Q 2019, due to a marginal increase in Canada.

Steel shipments in 3Q 2019 decreased by 5.6% to 5.1Mt as compared to 2Q 2019, primarily due to a 5.9% decline in flat steel shipments (due in part to lower slab shipments to the joint venture AM/NS Calvert) and reflecting supply chain destocking.

Sales in 3Q 2019 decreased by 13.1% to $4.4 billion as compared to $5.1 billion in 2Q 2019, primarily due to a 5.2% decline in average steel selling prices (with flat and long products down 5.1% and 6.7%, respectively) reflecting ongoing supply chain destock, as well as to lower steel shipments.

Impairment charges for 3Q 2019 and 3Q 2018 were nil. Impairment charges for 2Q 2019 were $600 million related to impairment of the fixed assets of ArcelorMittal USA. Operating loss in 3Q 2019 was $24 million as compared to operating loss of $539 million in 2Q 2019 and an operating income of $612 million in 3Q 2018.

EBITDA in 3Q 2019 decreased by 37.9% to $123 million as compared to $198 million in 2Q 2019 primarily due to negative price-cost effect and lower steel shipments. EBITDA in 3Q 2019 decreased by 83.5% as compared to $744 million in 3Q 2018 primarily due to negative price-cost effect and lower steel shipments.

Brazil

(USDm) unless otherwise shown	3Q 19	2Q 19	3Q 18	9M 19	9M 18
Sales	1,929	2,126	2,103	6,211	6,282
Operating income	196	234	374	669	958
Depreciation	(62)	(79)	(71)	(211)	(214)
Impairment	—	—	—	—	(86)
EBITDA	258	313	445	880	1,258
Crude steel production (kt)	2,669	2,830	3,158	8,512	9,073
Steel shipments (kt)	2,810	2,785	3,097	8,475	8,411
Average steel selling price (US$/t)	676	705	714	695	730

Brazil segment crude steel production decreased by 5.7% to 2.7Mt in 3Q 2019 as compared to 2.8Mt for 2Q 2019, due in part to lower flat production following the stoppage of ArcelorMittal Tubarão's blast furnace #2 in response to deteriorating export market conditions, offset in part by higher production in the long business. Given continued weak export market conditions and high raw material costs, we expect the stoppage at BF#2 at Tubarão to last until the end of 2019.

Steel shipments in 3Q 2019 increased marginally by 0.9% to 2.8Mt as compared to 2Q 2019, due to an increase in domestic shipments while exports declined. Overall long products shipments increased by 6.1% while flat products declined by 3.2% due to lower exports.

Sales in 3Q 2019 decreased by 9.2% to $1.9 billion as compared to $2.1 billion in 2Q 2019, primarily due to 4.1% lower average steel selling prices offset in part by marginally higher steel shipments as discussed above.

Operating income in 3Q 2019 declined to $196 million as compared to $234 million in 2Q 2019 and $374 million in 3Q 2018.

EBITDA in 3Q 2019 decreased by 17.6% to $258 million as compared to $313 million in 2Q 2019 primarily due to negative price-cost effect. EBITDA in 3Q 2019 was 42.0% lower as compared to $445 million in 3Q 2018 primarily due to lower steel shipment volumes and negative price-cost effect.

Europe

(USDm) unless otherwise shown	3Q 19	2Q 19	3Q 18	9M 19	9M 18
Sales	8,796	10,396	9,559	29,686	30,727
Operating (loss) / income	(168)	(301)	100	(458)	1,533
Depreciation	(311)	(313)	(262)	(933)	(872)
Impairment	—	(347)	(509)	(497)	(509)
Exceptional charges	—	—	—	—	(146)
EBITDA	143	359	871	972	3,060
Crude steel production (kt)	10,432	12,079	10,841	34,883	33,113
Steel shipments (kt)	9,698	11,811	9,709	33,062	30,922
Average steel selling price (US$/t)	686	704	776	707	793

Europe segment crude steel production decreased by 13.6% to 10.4Mt in 3Q 2019 as compared to 12.1Mt in 2Q 2019. Excluding the scope impact of remedy asset sales related to the ArcelorMittal Italia acquisition, steel production was down 5.2%. The 4.2Mt annualized production curtailments to bring supply in line with addressable demand that were announced in May 2019 took effect in part in 3Q 2019 and are scheduled to take full effect in 4Q 2019.

Steel shipments in 3Q 2019 decreased by 17.9% to 9.7Mt as compared to 11.8Mt in 2Q 2019. Excluding the scope impact of remedy asset sales related to the ArcelorMittal Italia acquisition, steel shipments were down 10.4% due to seasonality and lower demand driven by macro headwinds including declines in automobile production. Steel shipments were stable in 3Q 2019 as compared to 3Q 2018.

Sales in 3Q 2019 were $8.8 billion, 15.4% lower as compared to $10.4 billion in 2Q 2019, with lower average steel selling prices -2.5% and lower shipments, as discussed above.

Impairment charges for 3Q 2019 were nil. Impairment charges for 2Q 2019 and 3Q 2018 were $347 million and $509 million, respectively, related to remedy asset sales for the ArcelorMittal Italia acquisition.

Operating loss in 3Q 2019 was $168 million as compared to an operating loss in 2Q 2019 of $301 million and an operating income of $100 million in 3Q 2018. Operating results for 2Q 2019 and 3Q 2018 were impacted by impairment charges as discussed above.

EBITDA in 3Q 2019 decreased by 60.3% to $143 million as compared to $359 million in 2Q 2019 primarily due to lower steel shipment volumes with a negative price cost effect offset by improved fixed cost performance. EBITDA in 3Q 2019 decreased by 83.6% as compared to $871 million in 3Q 2018 primarily due to negative price-cost effect and continued losses of ArcelorMittal Italia.

ACIS

(USDm) unless otherwise shown	3Q 19	2Q 19	3Q 18	9M 19	9M 18
Sales	1,654	1,906	1,989	5,205	6,198
Operating income	35	114	371	213	973
Depreciation	(93)	(85)	(76)	(259)	(234)
EBITDA	128	199	447	472	1,207
Crude steel production (kt)	3,450	3,252	3,560	10,025	10,047
Steel shipments (kt)	2,718	3,182	2,986	8,562	9,072
Average steel selling price (US$/t)	532	536	597	536	609

ACIS segment crude steel production in 3Q 2019 increased by 6.1% to 3.5Mt as compared to 3.3Mt in 2Q 2019 primarily due to normalized production in Ukraine following planned blast furnace repair during 2Q 2019, offset in part by weaker South Africa performance.

Steel shipments in 3Q 2019 decreased by 14.6% to 2.7Mt as compared to 3.2Mt as at 2Q 2019, due to the lower domestic shipments in South Africa due to weaker demand, maintenance of the hot strip mill for further improvements in Kazakhstan and timing of shipments in Ukraine.

Sales in 3Q 2019 decreased by 13.2% to $1.7 billion as compared to $1.9 billion in 2Q 2019 primarily due to lower steel shipments.

Operating income in 3Q 2019 was $35 million as compared to $114 million in 2Q 2019 and significantly lower as compared to $371 million in 3Q 2018.

EBITDA decreased by 35.8% to $128 million in 3Q 2019 as compared to $199 million in 2Q 2019 primarily due to negative price-cost effect and lower steel shipment volumes. EBITDA in 3Q 2019 was significantly lower as compared to $447 million in 3Q 2018, primarily due to negative price-cost effect and lower steel shipments.

Mining

(USDm) unless otherwise shown	3Q 19	2Q 19	3Q 18	9M 19	9M 18
Sales	1,182	1,423	1,008	3,732	3,097
Operating income	260	457	179	1,030	619
Depreciation	(112)	(113)	(102)	(332)	(316)
EBITDA	372	570	281	1,362	935

Own iron ore production (Mt)	13.6	14.6	14.5	42.3	43.5
Iron ore shipped externally and internally at market price (a) (Mt)	8.4	9.9	8.5	27.5	27.7
Iron ore shipment - cost plus basis (Mt)	6.2	5.6	5.6	16.4	14.9
Own coal production (Mt)	1.4	1.5	1.5	4.1	4.6
Coal shipped externally and internally at market price (a) (Mt)	0.7	0.7	0.7	2.1	1.8
Coal shipment - cost plus basis (Mt)	0.8	0.7	0.9	2.2	2.7

(a) Iron ore and coal shipments of market-priced based materials include the Company’s own mines and share of production at other mines

Own iron ore production in 3Q 2019 decreased by 7.4% to 13.6Mt as compared to 14.6Mt in 2Q 2019, primarily due to lower production at ArcelorMittal Mines Canada7 (AMMC) following an electrical failure which led to a temporary stoppage of the concentrator and seasonally lower production (rainy season) at ArcelorMittal Liberia. Own iron ore production in 3Q 2019 decreased by 6.2% as compared to 3Q 2018 primarily due to lower AMMC and ArcelorMittal Volcan mine production offset in part by higher production in Kazakhstan.

Market-priced iron ore shipments in 3Q 2019 decreased by 14.7% to 8.4Mt as compared to 9.9Mt in 2Q 2019, primarily driven by lower shipments in AMMC due to production constraints following the temporary stoppage of the concentrator and seasonally lower market-priced iron ore shipments in Liberia. Market-priced iron ore shipments in 3Q 2019 were 1.5% lower as compared to 3Q 2018 driven by lower shipments in AMMC and at the Volcan mine, offset by higher shipments in Serra Azul and Liberia. Market-priced iron ore shipments for FY 2019 are expected to be stable as compared to FY 2018 with an increase in Liberia to be offset by lower volume at AMMC and Volcan mine.

Own coal production in 3Q 2019 of 1.4Mt was relatively stable as compared to 1.5Mt in 2Q 2019 primarily due to lower production at Princeton (US) offset in part by higher production in Temirtau (Kazakhstan). Own coal production in 3Q 2019 decreased by 2.1% as compared to 1.5Mt in 3Q 2018 due to lower production at Temirtau (Kazakhstan).

Market-priced coal shipments in 3Q 2019 increased by 4.9% to 0.7Mt as compared to 2Q 2019 and 4.7% as compared to 3Q 2018.

Operating income in 3Q 2019 decreased by 43.2% to $260 million as compared to $457 million in 2Q 2019 and increased by 45% as compared to $179 million in 3Q 2018.

EBITDA in 3Q 2019 decreased by 34.8% to $372 million as compared to $570 million in 2Q 2019, primarily due to the impact of lower market-priced iron ore shipments (-14.7%), lower iron ore quality premia, higher freight costs as well as the impact of lower seaborne marketable coking coal prices (-20.6%). EBITDA in 3Q 2019 was 32.5% higher as compared to $281 million in 3Q 2018, primarily due to higher seaborne iron ore reference prices (+52.6%) offset in part by lower market-priced iron ore shipments (-1.5%) and lower iron ore quality premia, as well as the impact of lower seaborne marketable coking coal prices (-14.4%).

Liquidity and Capital Resources

For 3Q 2019 net cash provided by operating activities was $328 million as compared to $1,786 million in 2Q 2019 and $634 million in 3Q 2018. Net cash provided by operating activities in 3Q 2019 includes in part a working capital investment of $203 million as compared to a working capital release of $353 million in 2Q 2019 and a working capital investment of $1,713 million in 3Q 2018.

The Group invested more in working capital than expected in FY 2018 ($4.4 billion versus guidance of $3.0-3.5 billion) and continues to expect this additional investment of approximately $1 billion to be released in full in 2019. As a result, given the 9M 2019 investment of $0.4 billion, the Company expects at least a $1.4 billion release in the final quarter of 2019. The actual extent of any further changes in working capital in 2019, will however be dictated by market conditions, particularly the price and volume environment in the final weeks of the year.

Net cash used in investing activities during 3Q 2019 was $816 million as compared to $564 million during 2Q 2019 and $601 million in 3Q 2018. Capex increased to $941 million in 3Q 2019 as compared to $869 million in 2Q 2019 and $781 million in 3Q 2018. The Company continues to adapt its capex plans to the operating environment and now expects FY 2019 capex to be less than $3.5 billion (lower versus mid-year guidance of $3.8 billion).

Net cash provided by other investing activities in 3Q 2019 of $125 million primarily includes net proceeds from the sale of our remaining 2.6% stake in Gerdau ($116 million cash received following sale of 30 million shares) and final installment of disposal proceeds from ArcelorMittal USA's 21% stake in the Empire Iron Mine Partnership ($44 million), offset by the quarterly lease payment for ArcelorMittal Italia. Net cash provided by other investing activities in 2Q 2019 of $305 million primarily includes net proceeds from remedy asset sales for the ArcelorMittal Italia acquisition of $0.5 billion, offset by $0.1 billion partial reversal of the Indian rupee rolling hedge entered into in connection with the proposed acquisition of Essar10 and by the quarterly lease payment for the ArcelorMittal Italia acquisition.

Net cash provided by financing activities in 3Q 2019 was $659 million as compared to $180 million in 2Q 2019 and net cash used in financing activities in 3Q 2018 of $597 million. In 3Q 2019, net cash provided by financing activities includes a net inflow of $804 million primarily related to the net issuance and early redemption of bonds (see recent developments below). In 2Q 2019, net cash provided by financing activities included a net inflow of $0.5 billion for new bank financing. Net cash used in financing activities in 3Q 2018 of $597 million primarily includes payments relating to bond repurchases pursuant to cash tender offers ($0.6 billion).

During 3Q 2019, the Company paid dividends of $61 million mainly to minority shareholders in ArcelorMittal Mines Canada. During 2Q 2019, the Company paid dividends of $204 million mainly to ArcelorMittal shareholders. During 3Q 2018, the Company paid dividends of $37 million to minority shareholders in ArcelorMittal Mines Canada.

Outflows from lease principal payments and other financing activities (net) were $84 million for 3Q 2019 and 2Q 2019 respectively, as compared to $17 million in 3Q 2018. The increase year-on-year is as a result of the first-time application of IFRS 16 effective from January 1, 2019, as the repayments of the principal portion of the operating leases are presented under financing activities (previously reported under operating activities).

As of September 30, 2019, the Company’s cash and cash equivalents amounted to $3.6 billion as compared to $3.7 billion at June 30, 2019 and $2.4 billion at December 31, 2018.

Gross debt increased to $14.3 billion as of September 30, 2019, as compared to $13.8 billion at June 30, 2019 and $12.6 billion in December 31, 2018. As of September 30, 2019, net debt increased by $0.5 billion to $10.7 billion as compared to $10.2 billion as of June 30, 2019. Net debt was higher as of September 30, 2019 as compared to June 30, 2019 primary due to negative free cash flow (including a temporary working capital investment of $0.2 billion).

As of September 30, 2019, the Company had liquidity of $9.1 billion, consisting of cash and cash equivalents of $3.6 billion and $5.5 billion of available credit lines8. The $5.5 billion credit facility contains a financial covenant not to exceed 4.25x Net debt / LTM EBITDA (as defined in the facility). As of September 30, 2019, the average debt maturity was 5.1 years.

Key recent developments

•	On November 4, 2019, AM InvestCo Italy (“AM InvestCo”) sent to the Commissioners of Ilva S.p.A. a notice to withdraw from, or terminate, the agreement (the “Agreement”) for the lease and subsequent conditional purchase of the business of Ilva S.p.A. and certain of its subsidiaries (“Ilva”), that had closed on 31 October 2018. The Agreement stipulates that, in the event that a new law affects the environmental plan for the Taranto plant so as to materially impair the ability to operate it or to implement its industrial plan, AM InvestCo has a contractual right to withdraw from the Agreement. Effective on November 3, 2019, the Italian Parliament has removed the legal protection necessary for AM InvestCo to implement its environmental plan without the risk of criminal liability, thus justifying the withdrawal notice. In addition, the decisions issued by the criminal court of Taranto bind the Ilva extraordinary Commissioners to complete certain prescriptions by December 13, 2019 - a term the Commissioners themselves deemed impossible to meet - failing which blast furnace number 2 will be shut down. Such prescriptions should also reasonably and prudentially be applied to the other two blast furnaces at the Taranto plant. The shutdown would make it impossible for AM InvestCo to implement its industrial plan, operate the Taranto plant and, generally, perform the Agreement. Other serious occurrences, independent of AM InvestCo’s will, have also led to a situation of legal and operational uncertainty that has further significantly impaired the ability to carry out the necessary operations at Ilva and operate the Taranto plant. All the mentioned circumstances also entitle AM InvestCo to terminate the Agreement under the applicable provisions and principles of the Italian Civil Code. In accordance with the content of the Agreement, AM InvestCo has asked the extraordinary Commissioners to take responsibility for Ilva’s operations (including the Taranto plant and the plants in Novi Ligure and Genova) and employees within 30 days from the receipt of the notice of withdrawal and termination.

Until transfer of the operations to the Commissioners is completed, AM InvestCo will implement its stand-by plan. AM InvestCo has been loss making since its consolidation in the Group’s results in November 2018. ArcelorMittal expects to continue to consolidate AM InvestCo's results until the control of the assets is transferred to the Commissioners.

•	The Supreme Court case which dealt with appeals over NCLAT’s earlier order concluded on October 24, 2019. Assuming a favourable and clear final order which is expected to be issued shortly, the transaction closing is expected in 4Q 2019. After completion, ArcelorMittal will jointly own and operate ESIL in partnership with Nippon Steel Corp (“NSC”), Japan’s largest steel producer and the third largest steel producer in the world, in-line with the joint venture formation agreement signed with NSC on January 22, 2019. ArcelorMittal and NSC expect to finance the joint venture through a combination of partnership equity (one-third) and debt (two-thirds), and ArcelorMittal anticipates that its investment in the joint venture will be equity accounted.

•	On October 4, 2019, S&P reaffirmed its BBB- rating but revised its outlook to negative on the stated basis that they remain watchful of further deteriorating markets or if the Company experiences delays with its divestment program.
•	On September 25, 2019, ArcelorMittal South Africa (AMSA) announced that its board of directors (the "AMSA Board") had extended its planned strategic evaluation process to incorporate a review of the operational and financial sustainability of certain of its major operating sites, individual plants and production areas, although excluding its commercial market coke operations and not impacting the announced planned acquisition of the Highveld Structural Mill. AMSA is in the process of consulting with its employees and trade unions and it is envisaged that this process may be finalized in the fourth quarter of 2019. The announcement notes that the objective of the review is to strengthen the long-term sustainability of AMSA. Consequently, by actively addressing those operating sites, individual plants and production areas which historically have had a negative impact on AMSA's financial results, the AMSA Board aims to strengthen the financial fundamentals of those business areas which are underpinned by the targeted asset footprint. The announcement further notes that the AMSA Board is committed to the establishment of an affordable asset footprint with an enduring competitive advantage. However, certain of the AMSA's operating sites, individual plants and production areas have proven to be particularly vulnerable from a financial perspective given (i) the extended period of economic weakness, (ii) structural disadvantages, and (iii) an increasingly uncompetitive cost base - notably manifest in unaffordable regulated tariffs and raw material prices. The outcome of the review may result in the closure of certain operating sites, individual plants and production areas, and the consequential concentration of operations at the remaining sites. Such decisions would be taken as a result of the affected business areas being no longer financially viable considering the factors noted above.
•	On August 30, 2019, ArcelorMittal redeemed all of the outstanding $324 million of its $500 million 5.125% Notes due June 1, 2020 and the outstanding $626 million of its $1 billion 5.250% Notes due August 5, 2020.
•	On July 16, 2019, ArcelorMittal issued $750 million of its 3.60% Notes due 2024 and $500 million of its 4.25% Notes due 2029. ArcelorMittal used the net proceeds of this offering for general corporate purposes including future repayment of existing indebtedness and to partially pre-fund commitments under the ESIL acquisition financing facility.
•	On July 4, 2019, ArcelorMittal completed the issuance of €250 million ($285 million) of its 2.25% Fixed Rate Notes due 2024, which were consolidated and form a single series with the existing €750 million 2.25% Fixed Rate Notes due 2024 originally issued on January 17, 2019 under its €10 billion EMTN Program. The proceeds of the issuance were used for general corporate purposes.
•	On July 1, 2019, ArcelorMittal completed the offering of €450 million ($512 million) in variable rate loans in the German Schuldschein market. The proceeds of the issuance were used for general corporate purposes.

Outlook and guidance

Based on year-to-date growth and the current economic outlook ArcelorMittal expects global apparent steel consumption (“ASC”) to grow in 2019 by between +0.5% to +1.0% (i.e. towards the lower end of previous guidance of +0.5% to 1.5%). By region: In the US, given continued destocking of the supply chain, ASC is now expected to contract by up to -0.5% to -1.0% in 2019 (versus +0.0% to +1.0% previous guidance range), with ongoing weakness in automotive demand and a slowdown in machinery offset in part by healthy non-residential construction demand; In Europe, demand is expected to contract by up to -3.0% (versus -1.0% to -2.0% previous guidance range) with ongoing automotive demand weakness and slowing construction exacerbated by supply chain destocking; In Brazil, ASC growth in 2019 is forecasted  at around +0.5% to +1.0% (a moderation versus +1.5% to +2.5% previous guidance range) driven by delayed growth in infrastructure spend, ongoing supply chain destocking, as well as impacts of the Argentinian recession; In the CIS, expected ASC growth in 2019 has been upgraded to +2.5% to +3.0% (versus +1.0% to +2.0% previous estimate) led by robust demand in Russia. Overall, World ex-China ASC in 2019 is now expected to be stable in 2019 (versus previous guidance for growth within the range of +0.5% to +1.0%). In China, overall demand expectations have been increased again and we now forecast growth of between +1.5% to 2.0% in 2019 (versus +0.5% to +1.5% previous guidance range) as real estate demand continues to remain robust.

Given these demand expectations, the Group's steel shipments are now expected to be stable in 2019 vs 2018 (revised from previous guidance of an increase year-on-year).

Market-priced iron ore shipments for FY 2019 are still expected to be stable as compared to FY 2018.

The Company expects certain cash needs of the business (including capex, interest, cash taxes, pensions and certain other cash costs but excluding working capital movements) to be $5.0 billion in 2019 versus previous $5.4 billion guidance at 1H 2019 results announcement. The Company has further reduced expected capex to $3.5 billion versus mid-year guidance of $3.8 billion. Interest expense in 2019 is now expected to be $0.6 billion (revised down from $0.65 billion previous guidance) while cash taxes, pensions and other cash costs are now expected to be $0.9 billion (versus previous guidance of $1.0 billion due to lower expected cash taxes).

The Group invested more in working capital than expected in 2018 ($4.4 billion versus guidance of $3.0-3.5 billion) and continues to expect this additional investment of approximately $1 billion to be released in full in 2019. As a result, given the 9M 2019 investment of $0.4 billion, the Company expects a release of at least $1.4 billion in the final quarter of 2019. The actual extent of any further changes in working capital in 2019 will, however, be dictated by market conditions, particularly the price and volume environment in the final weeks of the year.

As previously announced in the 2Q 2019 results and in line with our ongoing efforts to optimize our asset portfolio, we have identified opportunities to unlock $2 billion of value from the portfolio over the next 2 years. The Company is making progress and currently engaged in active discussions with interested parties on several opportunities.

The Company will continue to prioritize deleveraging and believes that $7 billion (including impact of IFRS 16) is an appropriate net debt target that will sustain investment grade metrics even at the low point of the cycle.

ArcelorMittal intends to progressively increase the base dividend paid to its shareholders, and, on attainment of the net debt target, the Company is committed to returning a portion of annual FCF to shareholders.

ArcelorMittal Condensed Consolidated Statement of Financial Position1

In millions of U.S. dollars	Sept 30, 2019	Jun 30, 2019	Dec 31, 2018
ASSETS
Cash and cash equivalents	3,647	3,656	2,354
Trade accounts receivable and other	4,340	5,048	4,432
Inventories	18,938	20,550	20,744
Prepaid expenses and other current assets	2,830	3,123	2,834
Assets held for sale[9]	115	122	2,111
Total Current Assets	29,870	32,499	32,475

Goodwill and intangible assets	5,408	5,480	5,728
Property, plant and equipment	35,903	36,725	35,638
Investments in associates and joint ventures	4,826	5,026	4,906
Deferred tax assets	8,449	8,412	8,287
Other assets	3,691	4,224	4,215
Total Assets	88,147	92,366	91,249

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	3,337	3,107	3,167
Trade accounts payable and other	12,440	14,418	13,981
Accrued expenses and other current liabilities	5,288	5,549	5,486
Liabilities held for sale[9]	29	35	821
Total Current Liabilities	21,094	23,109	23,455

Long-term debt, net of current portion	10,968	10,723	9,316
Deferred tax liabilities	2,160	2,284	2,374
Other long-term liabilities	11,696	12,139	11,996
Total Liabilities	45,918	48,255	47,141

Equity attributable to the equity holders of the parent	40,242	42,033	42,086
Non-controlling interests	1,987	2,078	2,022
Total Equity	42,229	44,111	44,108
Total Liabilities and Shareholders’ Equity	88,147	92,366	91,249

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended			Nine months ended
In millions of U.S. dollars unless otherwise shown	Sept 30, 2019	Jun 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Sales	16,634	19,279	18,522	55,101	57,706
Depreciation (B)	(766)	(766)	(653)	(2,265)	(2,076)
Impairments (B)	—	(947)	(509)	(1,097)	(595)
Exceptional items[6] (B)	—	—	—	—	(146)
Operating income / (loss) (A)	297	(158)	1,567	908	5,497
Operating margin %	1.8%	(0.8)%	8.5%	1.6%	9.5%

Income from associates, joint ventures and other investments	25	94	183	327	425
Net interest expense	(152)	(154)	(152)	(467)	(475)
Foreign exchange and other net financing loss	(524)	(173)	(475)	(928)	(1,039)
(Loss) / income before taxes and non-controlling interests	(354)	(391)	1,123	(160)	4,408
Current tax expense	(121)	(225)	(206)	(526)	(730)
Deferred tax (expense) / benefit	(64)	211	28	192	368
Income tax expense	(185)	(14)	(178)	(334)	(362)
(Loss) / income including non-controlling interests	(539)	(405)	945	(494)	4,046
Non-controlling interests income	—	(42)	(46)	(78)	(90)
Net (loss) / income attributable to equity holders of the parent	(539)	(447)	899	(572)	3,956

Basic (loss) / earnings per common share ($)	(0.53)	(0.44)	0.89	(0.56)	3.89
Diluted (loss) / earnings per common share ($)	(0.53)	(0.44)	0.88	(0.56)	3.87

Weighted average common shares outstanding (in millions)	1,012	1,014	1,014	1,013	1,016
Diluted weighted average common shares outstanding (in millions)	1,012	1,014	1,019	1,013	1,021

OTHER INFORMATION
EBITDA (C = A-B)	1,063	1,555	2,729	4,270	8,314
EBITDA Margin %	6.4%	8.1%	14.7%	7.7%	14.4%

Own iron ore production (Mt)	13.6	14.6	14.5	42.3	43.5
Crude steel production (Mt)	22.2	23.8	23.3	70.1	69.8
Steel shipments (Mt)	20.2	22.8	20.5	64.8	63.6

ArcelorMittal Condensed Consolidated Statement of Cash flows1

	Three months ended			Nine months ended
In millions of U.S. dollars	Sept 30, 2019	Jun 30, 2019	Sept 30, 2018	Sept 30, 2019	Sept 30, 2018
Operating activities:
(Loss)/income attributable to equity holders of the parent	(539)	(447)	899	(572)	3,956
Adjustments to reconcile net income to net cash provided by operations:
Non-controlling interests income	—	42	46	78	90
Depreciation and impairments	766	1,713	1,162	3,362	2,671
Exceptional items[6]	—	—	—	—	146
Income from associates, joint ventures and other investments	(25)	(94)	(183)	(327)	(425)
Deferred tax expense / (benefit)	64	(211)	(28)	(192)	(368)
Change in working capital	(203)	353	(1,713)	(403)	(4,814)
Other operating activities (net)	265	430	451	1,139	770
Net cash provided by operating activities (A)	328	1,786	634	3,085	2,026
Investing activities:
Purchase of property, plant and equipment and intangibles (B)	(941)	(869)	(781)	(2,757)	(2,149)
Other investing activities (net)	125	305	180	684	316
Net cash used in investing activities	(816)	(564)	(601)	(2,073)	(1,833)
Financing activities:
Net proceeds / (payments) relating to payable to banks and long-term debt	804	468	(543)	1,136	194
Dividends paid	(61)	(204)	(37)	(311)	(188)
Share buyback	—	—	—	(90)	(226)
Lease payments and other financing activities (net)	(84)	(84)	(17)	(240)	(58)
Net cash provided by / (used in) financing activities	659	180	(597)	495	(278)
Net increase / (decrease) in cash and cash equivalents	171	1,402	(564)	1,507	(85)
Cash and cash equivalents transferred (to)/from assets held for sale	—	21	—	10	(23)
Effect of exchange rate changes on cash	(155)	17	(56)	(153)	(143)
Change in cash and cash equivalents	16	1,440	(620)	1,364	(251)

Free cash flow (C=A+B)	(613)	917	(147)	328	(123)

Appendix 1: Product shipments by region

(000'kt)	3Q 19	2Q 19	3Q 18	9M 19	9M 18
Flat	4,454	4,732	4,885	13,936	14,707
Long	847	873	774	2,441	2,664
NAFTA	5,135	5,438	5,512	15,892	16,874
Flat	1,513	1,563	1,695	4,775	4,589
Long	1,312	1,236	1,415	3,742	3,855
Brazil	2,810	2,785	3,097	8,475	8,411
Flat	7,225	8,824	6,855	24,696	22,112
Long	2,333	2,883	2,798	8,037	8,701
Europe	9,698	11,811	9,709	33,062	30,922
CIS	1,657	2,064	1,879	5,338	5,606
Africa	1,060	1,113	1,102	3,222	3,468
ACIS	2,718	3,182	2,986	8,562	9,072

Note: “Others and eliminations” are not presented in the table

Appendix 2a: Capital expenditures

(USDm)	3Q 19	2Q 19	3Q 18	9M 19	9M 18
NAFTA	210	144	155	536	425
Brazil	68	80	59	232	142
Europe	390	337	298	1,080	837
ACIS	153	115	141	405	375
Mining	107	125	116	347	342
Total	941	869	781	2,757	2,149

Note: “Others” are not presented in the table

Appendix 2b: Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capex.

Completed projects in most recent quarter

Segment	Site / unit	Project	Capacity / details	Actual completion
NAFTA	Indiana Harbor (US)	Indiana Harbor “footprint optimization project”	Restoration of 80” HSM and upgrades at Indiana Harbor finishing	4Q 2018 (a)

Ongoing projects

Segment	Site / unit	Project	Capacity / details	Forecasted completion
ACIS	ArcelorMittal Kryvyi Rih (Ukraine)	New LF&CC 2&3	Facilities upgrade to switch from ingot to continuous caster route. Additional billets of up to 290kt over ingot route through yield increase	2019
Europe	Sosnowiec (Poland)	Modernization of Wire Rod Mill	Upgrade rolling technology improving the mix of HAV products and increase volume by 90kt	2019
NAFTA	Mexico	New Hot strip mill	Production capacity of 2.5Mt/year	2020(b)
NAFTA	ArcelorMittal Dofasco (Canada)	Hot Strip Mill Modernization	Replace existing three end of life coilers with two states of the art coilers and new runout tables	2021(c)
NAFTA	Burns Harbor (US)	New Walking Beam Furnaces	Two new walking beam reheat furnaces bringing benefits on productivity, quality and operational cost	2021
Brazil	ArcelorMittal Vega Do Sul	Expansion project	Increase hot dipped / cold rolled coil capacity and construction of a new 700kt continuous annealing line (CAL) and continuous galvanising line (CGL) combiline	2021(d)
Brazil	Juiz de Fora	Melt shop expansion	Increase in meltshop capacity by 0.2Mt/year	On hold(e)
Brazil	Monlevade	Sinter plant, blast furnace and melt shop	Increase in liquid steel capacity by 1.2Mt/year; Sinter feed capacity of 2.3Mt/year	On hold(e)
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15Mt/year	Under review(f)
a)	In support of the Company’s Action 2020 program, the footprint optimization project at ArcelorMittal Indiana Harbor is now complete, which has resulted in structural changes required to improve asset and cost optimization. The plan involved idling redundant operations including the #1 aluminize line, 84” hot strip mill (HSM), and #5 continuous galvanizing line (CGL) and No.2 steel shop (idled in 2Q 2017) whilst making further planned investments totalling approximately $200 million including a new caster at No.3 steel shop (completed in 4Q 2016), restoration of the 80” hot strip mill and Indiana Harbor finishing. The full project scope was completed in 4Q 2018.
b)	On September 28, 2017, ArcelorMittal announced a major US$1 billion, three-year investment programme at its Mexican operations, which is focused on building ArcelorMittal Mexico’s downstream capabilities, sustaining the competitiveness of its mining operations and modernizing its existing asset base. The programme is designed to enable ArcelorMittal Mexico to meet the anticipated increased demand requirements from domestic customers, realize in full ArcelorMittal Mexico’s production capacity of 5.3 million tonnes and significantly enhance the proportion of higher added-value products in its product mix, in-line with the Company’s Action 2020 plan. The main investment will be the construction of a new hot strip mill. Upon completion, the project will enable ArcelorMittal Mexico to produce c. 2.5 million tonnes of flat rolled steel, long steel c. 1.8 million tonnes and the remainder made up of semi-finished slabs. Coils from the new hot strip mill will be supplied to domestic, non-auto, general industry customers. The project commenced late 4Q 2017 and is expected to be completed in 2020.

c)	Investment in ArcelorMittal Dofasco (Canada) to modernize the hot strip mill. The project is to install two new state of the art coilers and runout tables to replace three end of life coilers. The strip cooling system will be upgraded and include innovative power cooling technology to improve product capability. Project is expected to be completed in 2021.
d)	In August 2018, ArcelorMittal announced the resumption of the Vega Do Sul expansion to provide an additional 700kt of cold-rolled annealed and galvanized capacity to serve the growing domestic market. The three-year ~$0.3 billion investment programme to increase rolling capacity with construction of a new continuous annealing line and CGL combiline (and the option to add a ca. 100kt organic coating line to serve construction and appliance segments), and upon completion, will strengthen ArcelorMittal’s position in the fast growing automotive and industry markets through Advanced High Strength Steel products. The investments will look to facilitate a wide range of products and applications whilst further optimizing current ArcelorMittal Vega facilities to maximize site capacity and its competitiveness, considering comprehensive digital and automation technology. Project completion is expected in 2021.
e)	Although the Monlevade wire rod expansion project and Juiz de Fora rebar expansion were completed in 2015, both projects are currently on hold and are expected to be completed upon Brazil domestic market recovery.
f)	ArcelorMittal had previously announced a Phase 2 project that envisaged the construction of 15 million tonnes of concentrate sinter fines capacity and associated infrastructure. The Phase 2 project was initially delayed due to the declaration of force majeure by contractors in August 2014 due to the Ebola virus outbreak in West Africa, and then reassessed following rapid iron ore price declines over the ensuing period. ArcelorMittal Liberia has now completed the detailed feasibility study to identify the optimal concentration solution for utilizing the resources at Tokadeh and its other deposits and has commenced detailed engineering work in order to progress to the next stage of the process. The investment case is now being assessed and in the final stages of review.

Appendix 3: Debt repayment schedule as of September 30, 2019

(USD billion)	2019	2020	2021	2022	2023	≥2024	Total
Bonds	—	0.9	1.3	1.5	0.5	4.7	8.9
Commercial paper	0.7	0.6	—	—	—	—	1.3
Other loans	0.3	1.0	0.7	0.5	0.9	0.7	4.1
Total gross debt	1.0	2.5	2.0	2.0	1.4	5.4	14.3

Appendix 4: Reconciliation of gross debt to net debt

(USD million)	Sept 30, 2019	Jun 30, 2019	Dec 31, 2018
Gross debt (excluding that held as part of the liabilities held for sale)	14,305	13,830	12,483
Gross debt held as part of the liabilities held for sale	—	—	77
Gross debt	14,305	13,830	12,560
Less:
Cash and cash equivalents	(3,647)	(3,656)	(2,354)
Cash and cash equivalents held as part of the assets held for sale	—	—	(10)
Net debt (including that held as part of the assets and the liabilities held for sale)	10,658	10,174	10,196

Net debt / LTM EBITDA	1.7	1.3	1.0

Appendix 5: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

Apparent steel consumption: calculated as the sum of production plus imports minus exports.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Cash and cash equivalents: represents cash and cash equivalents, restricted cash and short-term investments.

Capex: represents the purchase of property, plant and equipment and intangibles.

Change in cash and cash equivalents: represents the change in cash and cash equivalents, excluding restricted cash.

Crude steel production: steel in the first solid state after melting, suitable for further processing or for sale.

EBITDA: operating results plus depreciation, impairment expenses and exceptional income/ (charges).

EBITDA/tonne: calculated as EBITDA divided by total steel shipments.

Exceptional items (income / (charges)): relate to transactions that are significant, infrequent or unusual and are not representative of the normal course of business of the period.

Foreign exchange and other net financing (loss) / gain: include foreign currency exchange impact, bank fees, interest on pensions, impairments of financial assets, revaluation of derivative instruments and other charges that cannot be directly linked to operating results.

Free cash flow (FCF): refers to net cash provided by operating activities less capex.

Gross debt: long-term debt, plus short-term debt and IFRS 16 liabilities impact (including that held as part of the liabilities held for sale).

Liquidity: cash and cash equivalents plus available credit lines excluding back-up lines for the commercial paper program.

LTIF: lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

MT: refers to million metric tonnes

Market-priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market-priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market-priced tonnes are transferred internally and reported on a cost-plus basis.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Net debt: long-term debt, plus short-term debt and IFRS 16 liabilities impact less cash and cash equivalents (including those held as part of assets and liabilities held for sale).

Net debt/LTM EBITDA: refers to Net debt divided by last twelve months (LTM) EBITDA calculation.

Net interest expense: includes interest expense less interest income

On-going projects: refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Operating results: refers to operating income/(loss).

Operating segments: NAFTA segment includes the Flat, Long and Tubular operations of USA, Canada and Mexico. The Brazil segment includes the Flat, Long and Tubular operations of Brazil and its neighbouring countries including Argentina, Costa Rica and Venezuela. The Europe segment comprises the Flat, Long and Tubular operations of the European business, as well as Downstream Solutions. The ACIS segment includes the Flat, Long and Tubular operations of Kazakhstan, Ukraine and South Africa. Mining segment includes iron ore and coal operations.

Own iron ore production: includes total of all finished production of fines, concentrate, pellets and lumps and includes share of production.

PMI: refers to purchasing managers index (based on ArcelorMittal estimates)

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China

Shipments: information at segment and group level eliminates intra-segment shipments (which are primarily between Flat/Long plants and Tubular plants) and inter-segment shipments respectively. Shipments of Downstream Solutions are excluded.

Steel-only EBITDA: calculated as Group EBITDA less Mining segment EBITDA.

Steel-only EBITDA/tonne: calculated as steel-only EBITDA divided by total steel shipments.

Working capital change (working capital investment / release): Movement of change in working capital - trade accounts receivable plus inventories less trade and other accounts payable.

YoY: refers to year-on-year.

Footnotes

1.	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and as adopted by the European Union. The interim financial information included in this announcement has also been also prepared in accordance with IFRS applicable to interim periods, however this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standard 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers. This press release also includes certain non-GAAP financial/alternative performance measures. ArcelorMittal presents EBITDA, and EBITDA/tonne, which are non-GAAP financial/alternative performance measures and calculated as shown in the Condensed Consolidated Statement of Operations, as additional measures to enhance the understanding of operating performance. ArcelorMittal believes such indicators are relevant to describe trends relating to cash generating activity and provides management and investors with additional information for comparison of the Company’s operating results to the operating results of other companies. Segment information presented in this press release are prior to inter-segment eliminations and certain adjustments made to operating result of the segments to reflect corporate costs, income from non-steel operations (e.g., logistics and shipping services) and the elimination of stock margins between the segments. ArcelorMittal also presents net debt and change in working capital as additional measures to enhance the understanding of its financial position, changes to its capital structure and its credit assessment. The Company’s guidance as to its working capital release (or the change in working capital included in net cash provided by operating activities) for the full year 2019 is based on the same accounting policies as those applied in the Company’s financial statements prepared in accordance with IFRS. ArcelorMittal also presents free cash flow (FCF), which is a non-GAAP financial/alternative performance measure calculated as shown in the Condensed Consolidated Statement of Cash flows, because it believes it is a useful supplemental measure for evaluating the strength of its cash generating capacity. The Company also presents the ratio of net debt to EBITDA for the last twelve month period, which investors may find useful in understanding the Company's ability to service its debt. Non-GAAP financial/alternative performance measures should be read in conjunction with, and not as an alternative for, ArcelorMittal's financial information prepared in accordance with IFRS. Such non-GAAP/alternative performance measures may not be comparable to similarly titled measures applied by other companies.
2.	Health and safety performance inclusive of ArcelorMittal Italia and related facilities (“ArcelorMittal Italia”) (consolidated as from November 1, 2018) was 1.36x for 3Q 2019 and 1.26x for 2Q 2019. Health and safety figures excluding ArcelorMittal Italia were 0.82x for 3Q 2019 as compared to 0.68x for 2Q 2019. From 1Q 2019 onwards, the methodology and metrics used to calculate health and safety figures for ArcelorMittal Italia have been harmonized with those of ArcelorMittal.
3.	Impairment charges for 2Q 2019 were $947 million related to the remedy asset sales for the ArcelorMittal Italia acquisition ($347 million) and impairment of the fixed assets of ArcelorMittal USA ($600 million) following a sharp decline in steel prices and high raw material costs. Impairment charges for 9M 2019 were $1.1 billion related to the remedy asset sales for the ArcelorMittal Italia acquisition ($0.5 billion) and impairment of the fixed assets of ArcelorMittal USA ($0.6 billion) following a sharp decline in steel prices and high raw material costs.
4.	ArcelorMittal has applied IFRS 16 "Leases" as of January 1, 2019. Due to the transition option selected, the prior-period data has not been restated. IFRS 16 "Leases" provides a single lessee accounting model requiring lessees to recognize right-of-use assets and lease liabilities for all non-cancellable leases except for short-term leases and low value assets. The right-of-use assets are recognized as property, plant and equipment and measured on January 1, 2019 at an amount equal to the lease liability recognized as debt (short term $0.3 billion and long term $0.9 billion impact as of January 1, 2019) and measured on the basis of the net present value of remaining lease payments. On January 1, 2019 net debt increased accordingly by $1.2 billion following the adoption of IFRS 16 "Lease" standard. The recognition of the lease expense in EBITDA for leases previously accounted for as operating leases is replaced by a depreciation expense related to the right-of-use assets and an interest expense reflecting the amortization of the lease liability. In addition, cash payments relating to the repayment of the principal amount of the lease liability are presented in the consolidated statements of cash flows as outflows from financing activities while lease payments for operating leases were previously recognized as outflows from operating activities.

5.	On April 20, 2018, following the approval by the Brazilian antitrust authority - CADE of the combination of ArcelorMittal Brasil’s and Votorantim’s long steel businesses in Brazil subject to the fulfilment of divestment commitments, ArcelorMittal Brasil agreed to dispose of its two production sites of Cariacica and Itaúna, as well as some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense. The sale was completed early May 2018 to the Mexican Group Simec S.A.B. de CV. A second package of some wire drawing equipment of ArcelorMittal Brasil and ArcelorMittal Sul-Fluminense was sold to the company Aço Verde do Brasil as part of CADE's conditional approval.
6.	In July 2018, as a result of a settlement process, the Company and the German Federal Cartel Office agreed to a €118 million ($146 million) fine to be paid by ArcelorMittal Commercial Long Deutschland GmbH ending an investigation that began in the first half of 2016 into antitrust violations concerning the ArcelorMittal entities that were under investigation. The payment was made in August 2018.
7.	ArcelorMittal Mines Canada, otherwise known as ArcelorMittal Mines and Infrastructure Canada.
8.	On December 19, 2018, ArcelorMittal signed a $5,500,000,000 Revolving Credit Facility, with a five-year maturity plus two one-year extension options (i.e. the options to extend are in the first and second years, so at end 2019 and at end 2020). The facility will replace the $5,500,000,000 revolving credit facility agreement signed April 30, 2015 and amended December 21, 2016, and will be used for the general corporate purposes of the ArcelorMittal group. The facility gives ArcelorMittal considerably improved terms over the former facility, and extends the average maturity date by approximately three years. As of September 30, 2019, the $5.5 billion revolving credit facility was fully available.
9.	Assets and liabilities held for sale, as of September 30, 2019 and as of June 30, 2019 are related to the carrying value of the USA long product facilities at Steelton (“Steelton”). Assets and liabilities held for sale, as of December 31, 2018, include the ArcelorMittal Italia remedy package assets (as previously disclosed in the 1Q 2018 earnings release) and the USA long product facilities at Steelton.
10.	Relates to the rollover of the Indian rupee hedge at market price which protects the dollar funds needed for the Essar transaction as per the resolution plan approved by the Committee of Creditors and the National Company Law Tribunal in Ahmedabad).
11.	Weaker global steel demand has contributed to further price and margin compression during 3Q 2019. Correspondingly the demand for higher priced iron ore direct charge materials (i.e., pellets and higher-grade ore) decreased and related quality premia declined in line with the market conditions.

Third quarter 2019 earnings analyst conference call

ArcelorMittal will hold a conference call hosted by Heads of Finance and Investor Relations for members of the investment community to discuss the three-month and nine-month periods ended September 30, 2019 on: Thursday November 7, 2019 at 9.30am US Eastern time; 14.30pm London time and 15.30pm CET.

The dial in numbers are:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 0515 931	+44 (0)203 364 5807	14858322#
US local:	1 86 6719 2729	+1 24 0645 0345	14858322#
France:	0800 914780	+33 1 7071 2916	14858322#
Germany:	0800 965 6288	+49 692 7134 0801	14858322#
Spain:	90 099 4930	+34 911 143436	14858322#
Luxembourg:	800 26908	+352 27 86 05 07	14858322#
A replay of the conference call will be available for one week by dialling: +49 (0) 1805 2047 088; Access code 2524629#

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe”, “expect”, “anticipate”, “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s latest Annual Report on Form 20-F on file with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.